John H. Sellers (650) 843-5070 jsellers@cooley.com	VIA EDGAR AND OVERNIGHT DELIVERY

May 17, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20249

Attn:	Larry Spirgel

John Zitko

RE:	NeoPhotonics Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed May 17, 2010

File No. 333-166096

Ladies and Gentlemen:

On behalf of NeoPhotonics Corporation (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-166096 (the “Registration Statement”). We are sending a copy of this letter, the Amendment and certain supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 15, 2010, and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”), in care of Mr. John Zitko.

The Amendment is being filed in response to comments received from the Staff, by letter dated May 10, 2010, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

General

1.	Please be advised that you should include the price range, the size of the offering, information regarding the selling shareholders and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Refer to Items 501(b)(2) and 501(b)(3) of Regulation S-K and Rule 430A of Regulation C.

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May 17, 2010

Page Two

The Company respectfully acknowledges the Staff’s comment and will provide all required information, including the price range, the size of the offering and information regarding the selling stockholders in a subsequent amendment and allow the Staff sufficient time to review the Company’s complete disclosure prior to any distribution of preliminary prospectuses.

2.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

The Company respectfully acknowledges the Staff’s comment and will furnish the requested information with regard to FINRA as soon as practicable.

Prospectus Summary, page 1

3.	We note your statement on page 1 that you are “a leading designer and manufacturer of photonic integrated circuit, or PIC, based modules and subsystems for bandwidth-intensive, high-speed communications networks.” In your response letter, please provide us with support for this and other statements in the summary and elsewhere in the prospectus regarding your market position, size, and growth rate of the optical network market. We note the disclosure at the bottom of page 44 but it is not clear the extent to which the materials referenced are used in support of all the statements made in your prospectus. Provide us with copies of any materials that you cite or upon which you rely. Highlight the specific portions that you are relying upon so that we can reference them easily. To the extent that you do not have independent support for your statements, please characterize them as your beliefs and disclose the bases for these beliefs. In addition, if any of these reports have been prepared specifically for this filing, file a consent from the party.

The Company respectfully acknowledges the Staff’s comment regarding the statement on page 1 of the Registration Statement that the Company is “a leading designer and manufacturer of photonic integrated circuit, or PIC, based modules and subsystems for bandwidth-intensive, high-speed communications networks.” In response to the Staff’s comment, the Company respectfully refers the Staff to the Planar Waveguide Circuits Used in Optical Communications – Global Market Forecast & Analysis – 2009-2014, a study released by ElectroniCast Consultants, an independent market study firm, on April 1, 2010 (the “ElectroniCast Report”), a copy of which is being furnished under separate cover. For the Staff’s consideration, the ElectroniCast Report has been marked to identify the relevant sections that support the Company’s statement. The Company respectfully advises the Staff that the ElectroniCast Report is publicly available for a fee, and such report was not prepared specifically for the Registration Statement.

The Company respectfully directs the Staff to Table 2.1.2 on page 2-2 of the ElectroniCast Report (“Table 2.1.2”), which tabulates the consumptive quantity of certain PIC devices. The ElectroniCast Report uses the term “PWC” for planar waveguide

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circuits, which is what the Company terms as photonic integrated circuits (PICs) in the Registration Statement. The table below compares the global consumptive quantities of arrayed waveguide gratings (AWGs), switches and PIC-based variable optical attenuators (VOAs) for 2009 as reported in Table 2.1.2 of the ElectroniCast Report against the Company’s quantities for the same period.

	AWGs	Switches	VOAs
NeoPhotonics FY2009	39,852	18,960	475,040
ElectroniCast Report	188,000	209,000	323,000
NeoPhotonics Market Share compared to the ElectroniCast Report	21%	9%	147%

The Company respectfully submits that it believes the ElectroniCast Report is accurate in the quantities reported for AWGs and switches, but, based on its knowledge of changing patterns of shipments to customers, the Company believes that the ElectroniCast Report underestimated the quantity of PIC-based VOA’s consumed in 2009, and the Company believes it has approximately 70% market share of PIC-based VOAs.

The Company respectfully submits that it believes that the consumptive quantities of the AWGs, switches and PIC-based VOAs provide proper metrics in determining leading manufacturers of PIC-based modules and subsystems because these devices are fundamental building blocks that are used to build more complex integrated modules such as variable optical attenuator multiplexers (VMUXs) and reconfigurable optical add drop multiplexers (ROADMs). The Company respectfully refers the Staff to the publication entitled “Photonic integration”, which is authored by Meint Smit, a professor at the Technical University of Eindhoven, Netherlands, and the leader of the Opto-Electronic Devices group at the COBRA Research Institute (the “Smit Publication”). A copy of the Smit Publication is being furnished under separate cover, and the Company respectfully advises the Staff that the Smit Publication is publicly available free of charge, and such publication was not prepared specifically for the Registration Statement. According to the Smit Publication, AWGs were among the first PIC devices to be sold commercially and AWGs are integrated in other PIC devices such as optical add drop multiplexers (OADMs), which supports the Company’s belief that the market for AWGs is an important measure of the PIC market. The Company also respectfully informs the Staff that the Company has received an increasing number of design wins with the Company’s customers, including wins with each of the top 12 optical network hardware vendors which supplied over 90% of the worldwide market for optical network hardware in 2009.

The Company also respectfully submits to the Staff that it believes that there are a limited number of competitors in the PIC component market. The current active members of the Multi-Source Agreement for AWGs include the Company, NTT Electronics (NEL), which is a wholly owned subsidiary of NTT Corporation, JDS Uniphase Corporation (JDSU), Gemfire Corporation (Gemfire), Furukawa Electric Co.,

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Ltd. (Furukawa) and Hitachi Cable, Ltd. (Hitachi Cable). Of these AWG manufacturers, the Company believes that based on PIC component revenue, only NEL and JDSU are comparable or larger competitors of the Company in the PIC market, and Gemfire, Furukawa and Hitachi Cable are smaller competitors, with Furukawa and Hitachi Cable being mainly focused in the Japanese market. Additionally, the Company acknowledges that there are other companies who also manufacture some type or volume of PIC-based devices, including Ignis Photonyx A/S and Enablence Technologies Inc., as well as some companies who sell AWGs but do not manufacture PIC chips themselves. The Company believes that each of these companies are smaller competitors of the Company in the PIC market. In addition, some communications systems companies, such as Infinera Corporation, manufacture PICs for use in their systems, but do not separately sell PICs as components to the market.

Based upon the collective information presented above, the Company respectfully submits to the Staff that due to the Company’s market share of PIC-based devices (21% for AWGs, 9% for switches and an estimated 70% for PIC-based VOAs), the increase in and total number of design wins with major customers, and the Company being one of the three major players in the PIC market, the Company believes that it has supported its statement that it is a leading designer and manufacturer of PIC-based modules and subsystems for bandwidth-intensive, high-speed communications networks.

The Company respectfully acknowledges the Staff’s comments regarding the other statements in the summary and elsewhere in the prospectus regarding the Company’s market position, size, and growth rate of the optical network market, and, in response, will provide the requested information under separate cover.

The Company respectfully acknowledges the Staff’s comments regarding the disclosure at the bottom of page 44 of the Registration Statement, and in response to the Staff’s comment, the Company respectfully advises the Staff that each statement in the Amendment that uses the materials referenced on page 44 as support includes a specific reference to the materials. For example, the Company respectfully directs the Staff to the disclosures on pages 1, 2, 3, 90, 91, 92, 94 and 101 of the Amendment where the Company references information provided by Infonetics Research and the disclosure on pages 2 and 91 of the Amendment where the Company references information provided by Cisco’s Visual Networking Index. Further, the Company respectfully advises the Staff that copies of the materials referenced on page 44 of the Amendment will be furnished under separate cover.

The Company respectfully acknowledges the Staff’s comments regarding filing of consents for reports prepared for this filing, and in response, the Company respectfully submits that the reports referenced in the Registration Statement and the Amendment were not specifically prepared for this filing.

The Offering, page 6

4.	We note your disclosure on this page and page 45 that you may use a portion of the net proceeds for repayment of outstanding indebtedness, which currently has interest rates ranging from 4.25% to 5.31% and maturity dates ranging from May 2010 to December 2010. Please revise these references to disclose the amount currently outstanding and revise your discussion of liquidity accordingly.

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Page Five

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 45 of the Amendment.

Summary consolidated financial data, page 8

5.	Revise your pro forma per share calculation to also give effect to the reverse stock split that you intend to effect prior to the completion of your offering or advise us. In addition, it appears you should make similar revisions to the calculation of pro forma per share data disclosed elsewhere within your filing.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9, 53 and F-24 of the Amendment to give effect to the reverse stock split that the Company intends to effect prior to the completion of the offering. Upon the declaration of the reverse stock split, the Company will revise its disclosure to provide the specific numbers to give effect to the reverse stock split.

Non-GAAP financial measures, page 10

6.	It appears you calculate Non-GAAP net income (loss) by deducting certain non-GAAP adjustments that are on a gross of tax basis from Net loss attributable to NeoPhotonics Corporation, which is a net of tax amount. If so, you should revise your calculation to include the tax effects of your adjustments. You may disclose the tax effect of each adjustment parenthetically or in a footnote to the reconciliation. Alternatively, you can present the tax effect as one line item in the reconciliation. For further guidance please refer to Question 102.11 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of the rules and regulations on the use of non-GAAP financial measures.

The Company respectfully acknowledges the Staff’s comment and has revised the table on page 61 of the Amendment to include the tax effects of adjustments as a separate line item. Most of the non-GAAP adjustments are in relation to NeoPhotonics Corporation, which has experienced net losses in each of the periods presented, and the Company has applied a full valuation benefit against its U.S. tax benefits due to the uncertainty of realizing them.

Risk Factors, page 12

“We are dependent on Huawei Technologies…” page 14

7.	We note your disclosure on page 95 that Huawei Technologies accounted for 16.1%, 33.9% and 52.9%, respectively, of your total revenue in 2007, 2008 and 2009. Please advise whether the increasing amount of revenue attributable to this relationship is a trend, and if so, revise this risk factor discussion to reflect such trend.

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The Company respectfully acknowledges the Staff’s comment. At the present time, the Company does not expect the concentration of its sales to Huawei Technologies (relative to total sales) to continue to increase at a rate similar to that experienced in 2008 and 2009, nor does the Company currently expect the actual percentage of total revenue attributable to Huawei to increase. The Company currently anticipates the percentage of total revenue attributable to Huawei to level off from its recent rate of growth, or perhaps decline modestly, primarily due to improved economic conditions outside of Asia that are expected to result in greater relative growth. For example, sales to Huawei accounted for 52.9% and 50.5% of our total revenue for the year ended December 31, 2009 and the three months ended March 31, 2010, respectively. Since the Company does not currently believe that the recent increasing amount of revenue attributable to the Huawei relationship is a continuing trend, the Company respectfully has concluded that no revision to the risk factor discussion is appropriate.

Our subsidiaries in China are subject to restrictions on dividend payments, on making other payments to us or any other affiliated company, and on borrowing or allocating tax losses among our subsidiaries, page 32

8.	In light of the capital outflow policies in China that may restrict the ability of your PRC subsidiaries from paying dividends described in this Risk Factor, it appears you should provide condensed financial information of the registrant pursuant to 5-04 of Regulation S-X. It appears it may also be necessary for you to provide the disclosures required pursuant to 4-08(e) of Regulation S-X. Please revise accordingly or advise us.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in Note 1 of the Company’s Consolidated Financial Statements beginning on page F-10 of the Amendment. The Company further advises the Staff that, as of December 31, 2009, the Company’s China-based subsidiaries had 25,565,688 RMB (approximately $3.7 million USD using a foreign exchange conversion rate of RMB 6.83 per U.S. dollar) of accumulated profits reserved to fund its statutory common reserve. Pursuant to paragraph 4-08(e)(3) of Regulation S-X, the Company notes that this restricted amount of net assets exceeds 25% of consolidated net assets as of December 31, 2009 as a result of the Company’s redeemable convertible preferred stock being classified as mezzanine capital rather than as a component of stockholders’ deficit. Mezzanine capital is treated as a liability when determining consolidated net assets, which results in consolidated liabilities in excess of consolidated assets as of December 31, 2009. As outlined in Note 9 of the Company’s Consolidated Financial Statements beginning on page F-33 of the Amendment, upon completion of a qualifying initial public offering, all of the outstanding shares of redeemable convertible preferred stock will convert into shares of common stock and would no longer be treated as a liability when determining consolidated net assets. As a result, consolidated net assets would be $90.9 million and the restricted net assets of the Company’s China-based subsidiaries would no longer exceed 25% of the consolidated net assets of the Company. Accordingly, the Company has not included separate disclosures of NeoPhotonics Corporation condensed financial information pursuant to paragraph 5-04 of Regulation S-X.

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Dividend Policy, page 45

9.	It appears, based on your discussion of dividends on page F-31, that your preferred stock are entitled to annual and/or otherwise preferential dividends over your common stock. Please clarify whether, to date, any dividends have been declared, accrued, paid or otherwise earned by your preferred shareholders and include such information in your dividend policy disclosure on page 45.

The Company respectfully acknowledges the Staff’s comment and has clarified the disclosure on page 45 of the Amendment. The Company advises the Staff that, to date, no dividends have been declared, accrued, paid or otherwise earned by the Company’s preferred stockholders.

Management, page 104

10.	Please revise to comply with Item 401(e)(1) of Regulation S-K. Your disclosure lists the professional background of each of your directors. The new requirements of Item 401(e)(1) require a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company’s business and structure. Please revise to include this expanded disclosure on a director-by-director basis.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 110-115 of the Amendment.

Executive Compensation, page 128

11.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company respectfully acknowledges the Staff’s comment. Management of the Company, together with Compensia (the independent compensation consultant retained by the Compensation Committee of the Company’s board of directors), performed a risk assessment of the Company’s compensation policies and practices, and made a presentation to the Compensation Committee. In connection with this presentation, the Compensation Committee reviewed various areas of the Company’s compensation policies and practices, including pay mix and base salary, bonus programs for executives and other employees, sales compensation programs, equity incentives, severance and benefits, leadership structure and other policies. The Compensation Committee believes that the design of the Company’s compensation policies and programs encourages its employees to remain focused on both short-and long-term goals. For example, while the Company’s cash bonus plans typically measure performance on an annual basis, its equity awards typically vest over a number of years, which the Compensation Committee believes encourages employees to focus on sustained stock price appreciation, thus limiting the potential value of excessive risk-taking.

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Based on the above, the Compensation Committee concurred with the assessment by the Company’s management and Compensia and concluded that the risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. As such, the Company concluded that disclosure is not necessary in response to Item 402(s) of Regulation S-K.

Underwriting, page 173

12.	We note that Morgan Keegan & Company, Inc. is one of the underwriters for your offering. Please advise us whether you have considered the materiality of the following legal proceedings against Morgan Keegan & Company, Inc. and their potential impact on Morgan Keegan’s ability to carry out its obligations as an underwriter:

•

SEC Division of Enforcement matter: In the Matter of Morgan Asset Management, Inc., Morgan Keegan & Company, Inc., James C. Kelsoe, Jr., and Joseph Thompson Weller, CPA, as described in the SEC News Digest, issue 2010-62, April 7, 2010.

•	Financial industry Regulatory Authority (FINRA) complaint: Morgan Keegan & Company, Inc. Action, announced in a news release dated April 7, 2010.

•

Administrative proceeding by the states of Alabama, Kentucky, Mississippi and South Carolina: In the Matter of Morgan Asset Management, Inc. et. al., Joint Administrative Proceeding, File Nos. SC-2010-0016 (Alabama), 2010-AH-021 (Kentucky), S-08-0050 (Mississippi) and 08011 (South Carolina).

The Company respectfully notes the Staff’s comment and has reviewed the information cited by the Staff with regard to the legal proceedings against Morgan Keegan & Company, Inc. (“Morgan Keegan”). The Company has also discussed these matters with Morgan Keegan. The Company has also received written assurances from Morgan Keegan that its ability to function as an underwriter is unimpaired, and that it remains licensed to act as an underwriter.

The Company does not believe it is in a position to evaluate the merits of the legal proceedings against Morgan Keegan. However, based on the information currently available, the Company does not currently believe that the cited legal proceedings will affect Morgan Keegan’s ability to carry out its obligations as an underwriter. The Company will continue to evaluate this matter through the course of the registration process, particularly in the event of any material developments in these legal proceedings that may change the basis for its current assessment of this matter.

Unaudited pro forma equity, page F-10

13.	It appears that the conversion of your Series X preferred shares upon the consummation of the offering will result in the recognition of a beneficial conversion feature. Please tell us how you intend to account for and discuss here and elsewhere in your filing where the conversion terms of your Series X preferred shares are disclosed, the impact of the conversion terms to your financial statements.

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The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in Note 9 of the Company’s Consolidated Financial Statements beginning on page F-33 of the Amendment to discuss the impact of the conversion terms to its financial statements. The conversion feature of the Series X preferred stock providing for the conversion of shares of Series X preferred stock into fully paid and nonassessable shares of common stock upon the consummation of the offering is considered a contingent beneficial conversion feature in accordance with ASC 470-20-25. The contingent beneficial conversion feature is measured at the preferred stock commitment date in accordance with ASC 470-20-30-9 through 30-12, but is not recognized to earnings until the contingency is resolved in accordance with ASC 470-20-35-3. The contingency is resolved upon the completion of the offering. The Company would potentially recognize a charge as a deemed dividend within retained earnings at the time of conversion of the Series X preferred stock, depending on the price at which the Company’s common stock is sold to the public, which will impact the number of converted shares and hence, the effective price paid by each Series X stockholder upon the completion of the offering (the “effective conversion price”). The charge will be calculated by multiplying the number of converted shares by the spread, if any, of the market price per share of the common stock at the original commitment date of each purchase of the Series X preferred stock and the effective conversion price.

In the absence of retained earnings, the Company would record the charge within additional paid in capital. As a result, there is no impact on net income (loss) attributable to NeoPhotonics Corporation, as the charge is recognized within equity. However, the charge will impact net income (loss) attributable to NeoPhotonics Corporation common stockholders and basic and diluted net income (loss) per share attributable to NeoPhotonics Corporation common stockholders.

Revenue Recognition, page F-13

14.	We note that the company recognizes revenue on sales to distributors at the time of shipment or delivery as opposed to when the sale is made to the final end-user. Please explain to us, in detail, how the company determined that recognition of revenue is appropriate prior to final sale to end-user. Describe your distributors rights of return, your historical return experience over the last four quarters and the last five years, as well as your consideration of the conditions laid out in paragraphs 25-1 through 25-4 of ASC 605-15-25.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company primarily sells its products by direct sales to network equipment vendors, which includes all of the Company’s Tier 1 customers that consume the Company’s products in the production of their systems. For sales made to distributors, the Company’s agreements specify that title and risk of loss of its products passes to such distributors at the time of shipment or delivery. The Company invoices distributors at the time of shipment or delivery of products in the same manner that it invoices network equipment vendors in direct sales. Subsequent sales from the distributors to end-users do not impact the Company’s completion of the delivery terms or timing of invoices with its distributors.

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In addition, distributors do not have extended rights of return or subsequent price discounts or price protections. For the trailing four quarters ended March 31, 2010, the Company’s total historical return experience, including direct customer and distributor returns, was approximately $53,000, or less than 1% of revenue, and during this period the Company did not experience any returns from distributors. Further, the Company’s return experience for direct customer and distributor returns over the past five years has declined, trending to less than 1% of revenue and during this period the Company did not experience any returns from distributors. The primary reasons cited for the few instances of returns from all sources are administrative in nature, such as discrepancies in the amount of products ordered and shipped and differences between the purchase order price and the invoice price.

The Company further advises the Staff that it has considered the guidance of paragraphs 25-1 through 25-4 of ASC 605-15-25. As discussed above, the Company does not offer any price protection clauses or “most favored nation clauses” to its distributors. Specifically, the Company considered the six criteria of ASC 605-15-25-1 in its analysis of any implicit right of return with distributors: (1) the seller’s price to the buyer is substantially fixed or determinable at the date of sale; (2) the buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product; (3) the buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product; (4) the buyer acquiring the product for resale has economic substance apart from that provided by the seller; (5) the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and (6) the amount of future returns can be reasonably estimated. The Company concluded that, respectively: (1) its product prices are equal to the amount invoiced to distributors at the date of sale and are not subject to adjustment, and distributors do not have a right of return except in rare instances due to administrative reasons as noted above; (2) distributors are obligated to pay the Company upon completion of the delivery terms without any contingencies to the resale of the product to the end-users; (3) any physical destruction or damage of the product after delivery has occurred does not change the distributor’s obligation to pay the Company the invoiced amount; (4) the Company’s distributors are independent third-parties and many also market and sell competing products from the Company’s competitors; (5) the Company does not have any obligation for future performance related to any sales from its distributors to the end-users; and (6) based on the Company’s historical return experience with distributors, the Company can reasonably estimate future returns and does not consider returns to be material. The Company considered the factors that may impair its ability to make reasonable estimate of returns as discussed in ASC 605-15-25-3 and believes that, given the Company’s historically low and declining return experience and the fact that a majority of its revenue is from direct sales to network equipment vendors instead of from distributors, the Company has the ability to make reasonable estimates of future returns.

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For these reasons, the Company concluded that its recognition of revenue for sales to distributors is appropriate prior to the final sale of its products to end-users.

11. Equity incentive programs, page F-34

15.	Please refer to the table on page F-36 that reports the fair value of your common stock as being $0.17 on each of the three option grant dates from February to August of 2009. Please confirm to us how you valued your common stock on each of the option grant dates in 2009 and at December 31, 2009, and whether the valuations were contemporaneous. Include in your response your consideration of the $1.00 implied value of common stock based on the conversion of the Series X preferred stock issued during December 2009 at $100 per share.

The Company valued its common stock based on the most recent contemporaneous appraisal study available at each grant date. The Company engages third party independent appraisers to assist with these valuations. The valuation of the Company’s common stock is based on a weighted average of various income and market valuation models, including the discounted cash flow method, the comparable company method, and the comparable transaction method. The Company respectfully refers the Staff to the section of the Amendment titled “Management’s discussion and analysis of financial condition and results of operations – Stock-based compensation expense” for more details.

For the grants made on February 26, 2009, the Company’s board of directors valued its common stock based in part on an appraisal study dated as of July 31, 2008 (the “July 2008 appraisal study”), which determined the value of the common stock to be $0.17 per share. The July 2008 appraisal study was based on the most recent financial forecast and assumptions available as of the valuation date. Although the grants were made subsequent to the July 31, 2008 appraisal date, the board of directors did not believe the assumptions used to value the common stock materially changed prior to the grant date. This was evident by the valuation appraisal study dated as of March 31, 2009 (the “March 2009 appraisal study”), approximately one month after the February 26, 2009 grants, in which the Company’s common stock value was unchanged at $0.17 per share. For grants made on May 28, 2009 and August 13, 2009, the Company believes the March 2009 appraisal study appropriately valued the common stock price per share because the Company’s financial forecast and the assumptions used in the March 2009 appraisal study did not materially change prior to the subsequent grant dates.

The Company’s outside independent appraiser later performed an appraisal study dated as of September 30, 2009 (the “September 2009 appraisal study”), which valued the common stock at $0.48 per share. The higher valuation per share reflected the higher than expected growth in the Company’s business due to stabilization of the world economy and the Company’s continuous growth in China. The Company believes grants made on August 13, 2009 at $0.17 per share reflected the fair valuation of its common stock at the grant date. The Company notes that the August 13, 2009 grants were for options to purchase 104,000 shares of common stock and do not materially

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impact the Company’s stock-based compensation expense. The Company did not perform an appraisal of its common stock as of December 31, 2009 and believes the September 30, 2009 appraisal study appropriately reflected the most recent financial forecast and assumptions used to value the common stock as of that date. The Company did not grant stock options in the fourth quarter of 2009.

The Company granted stock options on January 27, 2010 and March 30, 2010 at $0.48 and $0.56 per share, respectively. The January 27, 2010 grants were based on the valuation of the Company’s common stock from its September 2009 appraisal study. The Company’s outside independent appraiser performed an appraisal study dated as of January 31, 2010 (“the “January 2010 appraisal study”) which valued its common stock at $0.56 per share. Since the January 2010 appraisal study was not available at the time of the January 27, 2010 grant date, the Company’s board of directors based the grant price on the most contemporaneous appraisal, which was the September 2009 appraisal study. The March 30, 2010 grants were made at $0.56 per share based on the latest version of the January 2010 appraisal study available at that time. The January 2010 appraisal study was subsequently revised to value the common stock at $0.55 per share. The Company’s outside independent appraiser later performed an appraisal study dated as of March 31, 2010 (“the “March 2010 appraisal study”), which valued its common stock at $0.58 per share. For the grants made on January 27, 2010 and March 30, 2010, the Company notes that the fair market value of its common stock may have been higher than the exercise price due to the proximity of the grant date and the appraisal dates. In addition, the Company granted stock options at $0.70 per share on April 8, 2010 and April 14, 2010. The exercise price of $0.70 for all options granted in April 2010 was determined by the Company’s management with consideration of changes to the assumptions applied in the March 2010 appraisal study, including the higher likelihood of an initial public offering. The Company incorporated the estimated difference between the exercise price and fair market value price when valuing fair value for stock-based compensation at each of the respective grant dates.

The Company issued 88,906 of Series X preferred stock in December 2009 under the same terms as Series X preferred stock previously issued in 2008. The Company does not believe the conversion features of the Series X preferred stock, as described in Note 9 to the Company’s Consolidated Financial Statements beginning on page F-33 of the Amendment, imply a $1 value per share of common stock. The terms of the Series X Preferred Stock were originally developed by the Series X investors, who wanted to create an equity security that mirrored the economic terms of convertible debt. As such, the Series X was arbitrarily priced at $100 per share (in order to avoid placing an implied valuation on the Company), and the intention of the investors was that upon a liquidity event (such as a public offering or an acquisition of the Company), the Series X investors would receive a 2x return on their original investment senior to all other equity returns. Although the Series X preferred stock nominally converts into common stock at a 100:1 ratio, the main purpose of this nominal conversion feature was to provide voting rights to the Series X preferred stockholders (on an as-if-converted-to common stock basis) that were similar to the other series of preferred stock.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

May 17, 2010

Page Thirteen

Although the purchase price of each share of Series X preferred stock is $100, the implied price paid per share of common stock is not determined until the conversion event of a qualified initial public offering is completed. The Company believes the price paid for each share of Series X preferred stock is related to the favorable liquidation, redemption and special conversion terms of the Series X preferred stock and is not an indication of the valuation of the common stock for the reasons stated above. In addition, the Company believes this conclusion is supported by the facts that: a) the price paid for each share of Series X preferred stock remained unchanged at $100 per share from the first sales in May 2008 to the final sales in January 2010, and b) the value per share of common stock increased from $0.17 to $0.55 from May 2008 to January 2010.

Please do not hesitate to contact me at (650) 843-5070 if you have any questions or would like any additional information regarding these responses.

Sincerely,

/s/ John H. Sellers

John H. Sellers

cc:	Timothy S. Jenks, NeoPhotonics Corporation

James D. Fay, NeoPhotonics Corporation

William B. Brentani, Simpson Thacher & Bartlett LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM